Exhibit 99.1

Lentuo International Announces Fourth Quarter and Fiscal 2011 Financial Results

Company reports 38.6% sequential quarterly revenue growth

BEIJING — April 27, 2012 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue in 2010, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Financial Highlights

•                  The Company reported revenues of RMB 1.0 billion ($164.7 million) for the fourth quarter of 2011, an increase of 38.6% from the third quarter of 2011.

•                  The Company sold 5,140 vehicles during the fourth quarter of 2011, representing a 62.6% sequential increase over 3,162 vehicles sold in the third quarter of 2011.

•                  The Company serviced 49,695 vehicles during the fourth quarter of 2011, representing a 31.1% increase over 37,894 vehicles in the third quarter of 2011.

•                  The Company reported net income of RMB 15.4 million ($2.5 million) for the fourth quarter of 2011, an increase of 43.0% from the third quarter of 2011.

“2011 was a very challenging year for us. In December 2010, the Beijing government introduced traffic control measures that severely limit the availability of new license plates through a lottery system in order to reduce traffic jams and limit environmental problems. This particularly affected us because of our historical sales concentration in Beijing,” stated Mr. Hetong Guo, Founder and Chairman of Lentuo. “As the year went by, we progressively executed our planned strategic diversification with the acquisition of three dealerships outside Beijing while also opening one new dealership and acquiring another one in Beijing. Three of these new dealerships contributed to revenues for the first time in the fourth quarter.  Similarly, our efforts to increase revenues from repair and maintenance paid off with revenue growth in the fourth quarter of 68 percent year over year.

“These diversification measures enabled us to grow revenues by 38.6 percent compared to the third quarter of 2011 and limit the decrease in annual revenues to just under ten percent. However, diversification also required increased spending, at least initially, in advertisement, additional staff, acquisition expenses and brand building. This inevitably had a substantial impact on net income for the year.

“We plan to continue to grow through dealership acquisitions, new dealership openings, expansion of repair and maintenance services and the addition of other high-end brands.  We believe that these strategic moves will improve our performance and enhance shareholder value.”

Fourth Quarter 2011 Financial Performance

Revenues for the three months ended December 31, 2011 decreased 6.2% to RMB 1.0 billion ($164.7 million) from RMB 1.1 billion in the fourth quarter of 2010. The decrease was primarily due to lower vehicle sales resulting from the Beijing government’s new traffic congestion control measures introduced in December 2010. Quarter-on-quarter, revenues for the three months ended December 31, 2011 increased 38.6% from RMB 747.6 million in the third quarter of 2011.

During the fourth quarter of 2011, the Company sold 5,140 vehicles, representing a 18.3% decrease from 6,292 vehicles in the fourth quarter of 2010. On a year-over-year basis the Beijing automobile market has moved from an environment that was helped by a series of policies favorable to the industry to one that is negatively impacted by the new traffic control measures introduced in December 2010. Overall, the general Beijing automobile market saw substantial year-over-year sales volume declines, whereas the impact on Lentuo has been reduced mainly due to its strong brand awareness and reputation for excellent service. Quarter-on-quarter, the number of vehicles sold for the three months ended December 31, 2011 increased 62.6% from 3,162 vehicles in the third quarter of 2011.

The average new vehicle unit price for the fourth quarter of 2011 was RMB 176,486 ($28,041), a 7.0% increase over RMB 164,879 for the same period in 2010. The increase in the average new vehicle unit price was primarily driven by customers’ changing preferences toward higher-end vehicles after the Beijing government adopted policies aimed at curbing traffic congestion that increased the cost of automobile usage.

The Company serviced 49,695 vehicles during the three months ended December 31, 2011, representing a 31.2% increase over the 37,868 vehicles serviced in the fourth quarter of 2010. Revenue from repair and maintenance services in the fourth quarter of 2011 increased 68.4% to RMB 104.1 million ($16.5 million) compared to RMB 61.9 million in the same period in 2010.

In the fourth quarter of 2011, to diversify its revenue drivers in response to the new vehicle registration quota system in Beijing, the Company began to generate revenues from sales of leased vehicles held for sale.

Cost of goods sold decreased 5.4% to RMB 933.9 million ($148.4 million) in the fourth quarter of 2011 from RMB 986.8 million in the same period of 2010. The decrease was primarily attributable to lower vehicle sales.

Gross profit decreased 13.1% to RMB 102.7 million ($16.3 million) for the quarter, down from RMB 118.2 million in the fourth quarter of 2010. The decrease in gross profit was primarily driven by lower vehicle sales and a drop in gross margin for automobile sales and maintenance services.

Gross margin for the fourth quarter of 2011 decreased to 9.9% from 10.7% in the fourth quarter of 2010. Specifically, the gross margin for automobile sales decreased to 5.1% in the fourth quarter of 2011 from 6.3% in the same period of 2010, while the gross margin of repair and maintenance services decreased to 48.5%, as compared to 75.8% for the same period in 2010 and 48.8% for the third quarter of 2011. Margins contracted toward the high end of industry averages for vehicle sales primarily as a result of various discount programs designed to drive sales volume. The Company intends to maintain its gross margin at or slightly above its peer group average.

Selling, marketing and distribution expenses increased 61.6% to RMB 33.6 million ($5.3 million) in the fourth quarter of 2011 from RMB 20.8 million in the same period a year ago, primarily as a result of the acquisition of additional dealerships and increased advertising expenses related to the Company’s efforts to further elevate its brand awareness in both Beijing and other markets. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.2% in the fourth quarter of 2011 from 1.9% in the fourth quarter of 2010.

General and administrative expenses increased by 101.4% to RMB 25.6 million ($4.1 million) in the fourth quarter of 2011 from RMB 12.7 million in the same quarter of 2010, primarily due to expanding operations, hiring of additional staff to support growth, and increased expenses related to being a public company. As a percentage of revenues, general and administrative expenses increased to 2.5% in the fourth quarter of 2011 from 1.2% in the fourth quarter of 2010.

Operating income for the fourth quarter of 2011 decreased 48.6% to RMB 43.5 million ($6.9 million) from RMB 84.7 million for the same period in 2010. The change in operating income was primarily the result of expanding operations, increased advertising expenses, and costs related to being a public company.

Operating margin for the fourth quarter of 2011 was 4.2%, compared to 7.7% for the same quarter in 2010. The decrease in operating margin was primarily attributable to the increase in marketing expenses.

Net income and comprehensive income attributable to controlling interest was RMB 15.4 million ($2.5 million), a decrease of 68.5% from RMB 49.0 million for the same period in 2010. This decrease, driven by reduced gross margin coupled with increased operating expenses, reflects the challenges created by the new traffic control measures introduced in Beijing in December 2010 as well as the Company’s continuing efforts to strengthen its competitive position both in and outside of Beijing. While this has negatively impacted the Company’s performance, Lentuo believes its peers have experienced an even greater negative impact, which in turn positions the Company to gain more market share in the future.

Diluted earnings per ADS were RMB 0.52 ($0.08) for the fourth quarter of 2011 compared to RMB 2.02 for the fourth quarter of 2010, decreasing 74.3%.

As of December 31, 2011, the Company had cash and cash equivalents of RMB 161.4 million ($25.6 million), compared to RMB 801.9 million as of December 31, 2010.

Fiscal Year 2011 Financial Performance

Revenues for the fiscal year ended December 31, 2011 decreased 9.7% to RMB 3.0 billion ($482.4 million) from RMB 3.4 billion in the previous fiscal year. The decrease was primarily due to lower vehicle sales resulting from the Beijing government’s new traffic congestion control measures introduced in December 2010, which was partially offset by the increase in revenues from automobile repair and maintenance services, as well as sales from greenfield and acquired dealerships.

During fiscal year 2011, the Company sold 13,582 vehicles, representing a 25.3% decrease from 18,176 vehicles in the previous fiscal year. The average new vehicle unit price for fiscal year 2011 was RMB 196,197 ($31,173), a 15.9% increase over RMB 169,182 for the previous fiscal year. The Company serviced 153,365 vehicles during fiscal year 2011, representing a 21.5% increase over the 126,277 vehicles serviced in the previous fiscal year.

Cost of goods sold decreased 9.1% to RMB 2.7 billion ($432.6 million) in fiscal year 2011 from RMB 3.0 billion in the previous fiscal year, primarily as a result of decreased vehicle sales.

Gross profit decreased 14.8% to RMB 313.7 million ($49.8 million) for the fiscal year, down from RMB 368.1 million in fiscal year 2010. The decrease in gross profit was primarily the result of lower vehicle sales caused by the new policy changes in Beijing, as well as increased personnel costs driven by inflation and headcount increases for the Company’s repair and maintenance services segment.

Gross margin for fiscal year 2011 decreased to 10.3% from 10.9% in the previous fiscal year. Specifically, the gross margin for automobile sales decreased to 4.7% in the period from 6.2% in fiscal year 2010, while the gross margin of repair and maintenance services decreased to 51.5%, as compared to 59.7% in 2010. Margins contracted toward the high end of industry averages for vehicle sales primarily as a result of various discount programs implemented to drive sales volume, as well as increased personnel costs driven by inflation and headcount growth. The Company intends to maintain its gross margin at or slightly above its peer group average.

Selling, marketing and distribution expenses increased 75.3% to RMB 91.4 million ($14.5 million) in fiscal year 2011 from RMB 52.2 million in 2010, primarily as a result of increased advertising and marketing expenses related to the Company’s efforts to further elevate its brand awareness in Beijing and other markets upon its successful IPO, inflation-related salary adjustments, and increased expenses related to the Company’s dealership network expansion. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.0% in the period from 1.6% in 2010.

General and administrative expenses increased by 47.4% to RMB 55.8 million ($8.9 million) in fiscal year 2011 from RMB 37.8 million in the previous fiscal year, primarily due to hiring of additional staff to support growth, inflation-related salary adjustments, the acquisition of additional dealerships, and increased expenses related to being a public company. As a percentage of revenues, general and administrative expenses increased marginally to 1.8% in the period from 1.1% in fiscal year 2010.

Operating income for fiscal year 2011 decreased 40.1% to RMB 166.5 million ($26.5 million) from RMB 278.1 million for the previous fiscal year.

Operating margin for fiscal year 2011 was 5.5%, compared to 8.3% for the previous fiscal year. The decrease in operating margin was primarily attributable to reduced gross margin coupled with increased operating expenses.

Net income and comprehensive income attributable to controlling interest for fiscal year 2011 was RMB 67.9 million ($10.8 million), a decrease of 57.9% from RMB 161.4 million for the previous fiscal year. This decrease, driven by reduced gross margin coupled with increased operating expenses, reflects the challenges created by the new traffic control measures introduced in Beijing in December 2010 as well as the Company’s continuing efforts to strengthen its competitive position both in and outside of Beijing. While this has negatively impacted the Company’s performance, Lentuo believes its peers have experienced an even greater negative impact, which in turn positions the Company to gain more market share in the future.

Diluted earnings per ADS were RMB 2.30 ($0.37) for fiscal year 2011 compared to RMB 7.54 for the previous fiscal year, decreasing 69.5%.

Conference Call

The Company will hold a conference call on Friday, April 27, 2012 at 10:00 a.m. Eastern time (7:00 a.m. Pacific) to discuss its fourth quarter and fiscal 2011 financial results. To participate in the call, please dial (877) 941-8416, or (480) 629-9808 for international calls, approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which can be found via the Company’s website at http://ir.lentuo.net, or alternately at http://ViaVid.net.

A replay of the call will be available for one week from 1:00 p.m. EDT on April 27, 2012, until 11:59 p.m. EDT on May 4, 2012. The number for the replay is (877) 870-5176, or (858) 384-5517 for international calls; the pass code for the replay is 4533901. In addition, a recording of the call will be available via the Company’s website at http://ir.lentuo.net for one year.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2939 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011.

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by its 2010 new vehicle sales revenue. Lentuo operates eleven franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Jiangyu Luo

Lentuo International Inc.
Investor Relations Department
Email: luojiangyu@lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	As of December 31,
	2010	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	801,850	161,393	25,643
Restricted cash	411,994	435,770	69,237
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2010 and December 31, 2011)	42,659	48,961	7,779
Inventories, net	276,179	516,256	82,025
Leased automobiles held for sale, net	—	147,749	23,475
Advances to suppliers	395,266	219,936	34,944
Prepaid expenses and other current assets	53,743	265,199	42,136
Amounts due from related parties	—	74,857	11,894
Deferred tax assets	4,061	6,062	963

Total current assets	1,985,752	1,876,183	298,096

Non-current assets:
Property and equipment, net	223,285	325,308	51,686
Land use rights, net	5,806	18,821	2,990
Intangible assets, net	—	135,067	21,460
Goodwill	—	73,634	11,699
Long term prepayments	—	137,750	21,886
Deferred tax assets	860	4,112	653

Total non-current assets	229,951	694,692	110,374

TOTAL ASSETS	2,215,703	2,570,875	408,470

	As of December 31,
	2010	2011
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,948	12,568	1,997
Bills payable	690,100	889,158	141,273
Advances from customers	90,652	47,990	7,625
Deposits from third parties	85,856	—	—
Accrued expenses and other current liabilities	208,273	329,468	52,347
Amounts due to related parties	13,553	10,000	1,589
Unrecognized tax benefits	4,963	4,963	789
Taxes payable	142,852	33,562	5,332
Short-term loans	241,053	370,883	58,927

Total current liabilities	1,479,250	1,698,592	269,879

Non-current liabilities:
Deferred tax liabilities	—	39,193	6,227

Total non-current liabilities	—	39,193	6,227

Total liabilities	1,479,250	1,737,785	276,105

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2010 and 2011
Issued and outstanding —58,937,912 shares as of December 31, 2010 and 2011	4	4	1

Additional paid-in capital	469,761	469,761	74,638
Retained earnings	266,688	334,605	53,163

Total equity for controlling interest	736,453	804,370	127,802

Non-controlling interest	—	28,720	4,563

Total shareholder’s equity	736,453	833,090	132,365

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,215,703	2,570,875	408,471

LENTUO INTERNATIONAL INC.

 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Three months ended December 31,
	2010	2011
	RMB	RMB	US$
Revenues:
Sales of automobiles	1,037,417	907,137	144,130
Automobile repair and maintenance services	61,856	104,136	16,546
Sales of leased automobiles	—	18,310	2,909
Other services	5,725	6,999	1,111
	1,104,998	1,036,582	164,696
Cost of goods sold:
Sales of automobiles	(971,582)	(861,112)	(136,817)
Automobile repair and maintenance services	(14,986)	(53,670)	(8,527)
Sales of leased automobiles	—	(17,330)	(2,753)
Other services	(212)	(1,765)	(281)
	(986,780)	(933,877)	(148,378)

Gross profit	118,218	102,705	16,318

Operating expenses:
Selling, marketing and distribution expenses	(20,770)	(33,567)	(5,333)
General and administrative expenses	(12,710)	(25,594)	(4,067)

Total operating expenses	(33,480)	(59,161)	(9,400)

Operating income	84,738	43,544	6,918

Interest income	717	1,557	247
Interest expenses	(17,814)	(23,593)	(3,749)
Exchange loss	(2,554)	32	5
Other income, net	2,158	479	76

Income before income tax expenses	67,245	22,019	3,497
Income tax expenses	(18,274)	(7,397)	(1,175)

Net income and comprehensive income	48,971	14,622	2,322

Net income and comprehensive income attributable to non-controlling interest	—	(815)	(129)

Net income and comprehensive income attributable to controlling interest	48,971	15,437	2,451

Earnings per share:
Basic and diluted earnings per share	1.01	0.26	0.04

Weighted average ordinary shares outstanding:
Basic and diluted	48,622,695	58,937,912	58,937,912

LENTUO INTERNATIONAL INC.

 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Years ended December 31,
	2010	2011
	RMB	RMB	US$
Revenues:
Sales of automobiles	3,075,045	2,664,750	423,386
Automobile repair and maintenance services	274,076	333,755	53,028
Sales of leased automobiles	—	18,310	2,909
Other services	14,548	19,403	3,083
	3,363,669	3,036,218	482,406
Cost of goods sold:
Sales of automobiles	(2,883,938)	(2,540,688)	(403,671)
Automobile repair and maintenance services	(110,487)	(161,756)	(25,700)
Sales of leased automobiles	—	(17,330)	(2,753)
Other services	(1,177)	(2,802)	(445)
	(2,995,602)	(2,722,556)	(432,569)

Gross profit	368,067	313,662	49,837

Operating expenses:
Selling, marketing and distribution expenses	(52,173)	(91,438)	(14,528)
General and administrative expenses	(37,824)	(55,760)	(8,859)

Total operating expenses	(89,997)	(147,198)	(23,387)

Operating income	278,070	166,464	26,450

Interest income	1,102	3,182	506
Interest expenses	(53,832)	(61,560)	(9,781)
Exchange loss	(3,018)	(9,100)	(1,446)
Other income, net	2,144	1,407	224

Income before income tax expenses	224,466	100,393	15,953
Income tax expenses	(63,093)	(33,291)	(5,289)

Net income and comprehensive income	161,373	67,102	10,664

Net income and comprehensive income attributable to non-controlling interest	—	(815)	(129)

Net income and comprehensive income attributable to controlling interest	161,373	67,917	10,793

Earnings per share:

Basic and diluted earnings per share	3.77	1.15	0.18

Weighted average ordinary shares outstanding:
Basic and diluted	42,727,446	58,937,912	58,937,912